Hitek Global Inc.

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

January 7, 2020

VIA EDGAR

Mara L. Ransom

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Hitek Global Inc.
Amendment No. 8 to Registration Statement on Form F-1
Filed November 12, 2019
File No. 333-228498

Dear Ms. Ransom:

Hitek Global Inc. (the “Company”, “HiTek,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 26, 2019 regarding our Registration Statement on Form F-1 (the “Registration Statement”) submitted on November 12, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 9.

Dilution, page 28

1.       We note that historical net tangible book value represents the amount of your total consolidated tangible assets, less the amount of your total consolidated liabilities at June 30, 2019. It appears that your historical net tangible book value calculation includes rather than excludes deferred offering cost of $655,773 per the unaudited condensed consolidated balance sheet at June 30, 2019 on page F-25. In that regard, please revise your disclosure, including the amounts presented in the dilution table, to exclude the deferred offering costs, and dilution amounts presented elsewhere in your preliminary prospectus.

Response: The Company has revised its disclosure, including the amounts presented in the dilution table on Page 28 to exclude the deferred offering costs, and dilution amount presented elsewhere in the Amendment No. 9 respectively. As of June 30, 2019, our net tangible book value was approximately US$7,241,459 (net of deferred offering cost of $655,773) or US$0.66 per Ordinary Share.

Liquidity and Capital Resources, page 36

2. We note your disclosure that you provide different credit terms for customers by extending the collection periods from a half year up to 24 months based on the scale of the customer and its past credit experience. Please tell us the amount of accounts receivable due in more than one year at June 30, 2019 and December 31, 2018 and the accounting literature supporting your classification of these accounts receivable as current assets; or, revise your balance sheets accordingly.

Response: As of June 30, 2019, the amount of accounts receivable, net and accounts receivable-related parties, net due in more than one year were US$775,336 and US$190,104 respectively. As of December 31, 2018, the amount of accounts receivable, net and accounts receivable-related parties, net due in more than one year were US$232,694 and US$300,332 respectively.

After considering the staff’s comments, the Company revised the consolidated balance sheets to reclassify the amount of accounts receivable that the Company did not reasonably expect to be realized within the normal operating cycle in accordance with ASC 210-10-45. Considering the limited operating history with the large and medium sized customers, in accordance with ASC 210-10-45, the operating cycle of the Company is not identifiable. Therefore, the Company concluded to use one-year time period as the basis to the separation of current assets.

In March 2019, the Company extended the collection periods from a half year up to 24 months considering with the scale of the customers and past credit experience. The extension of the credit periods shall apply to the accounts receivable due as of March 31, 2019 and new accounts receivable created after March 31, 2019. The Company carefully reviewed the accounts receivable balances due as the end of March 31, 2019. As of March 31, 2019, substantially all of the 2017 accounts receivable had been collected and 2018 and year to date 2019 accounts receivables had remaining balances. Therefore, the Company revised the balance sheets as of December 31, 2018 and June 30, 2019 by using one-year time period as the basis to the separation of current assets as follow.

	Previously reported
	December 31, 2018	(Decrease)/ Increase	December 31, 2018
			(Restated)
Consolidated Balance Sheets
Current assets:
Accounts receivable, net	$2,811,011	$(1,515,329)	$1,295,682
Accounts receivable-related parties, net	$1,316,841	$(726,509)	$590,332

Non-current assets
Non-current accounts receivable	$-	$1,515,329	$1,515,329
Non-current accounts receivable-related parties	$-	$726,509	$726,509

	Previously reported June 30, 2019	(Decrease)/ Increase	June 30, 2019
	(Unaudited)		(Restated and Unaudited)
Consolidated Balance Sheets
Current assets:
Accounts receivable, net	$3,761,347	$(1,917,670)	$1,843,677
Accounts receivable-related parties, net	$952,535	$(526,162)	$426,373

Non-current assets
Non-current accounts receivable	$-	$1,917,670	$1,917,670
Non-current accounts receivable-related parties	$-	$526,162	$526,162

The restatements had no effect on the Consolidated Statements of Operations and Comprehensive Income, Consolidated Statement of change in stockholders’ equity and Consolidated Statements of cash flows.

Additionally, the Company considered the implication to the revenue recognition in accordance with ASC 606. In accordance with 606-10-32-16, the expected length of time between the Company transfer of  the promised goods or services to the customers and when the customers pay for those goods or services is from a half year up to 24 months. In accordance with Revenue TRG MEMO No. 30 BC234, the Company considered the significance of the financing component at contract level, by using the prevailing interest rate issued by the People’s Bank of China and concluded the effects of the financing component were not material to the individual contracts. Therefore, the restatement did not have impact on revenue recognition for the year ended December 31, 2018 and six months ended June 30, 2019.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xiaoyang Huang
Xiaoyang Huang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC